May 28, 2015

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Destra Investment Trust II (the Trust) and, under the date of November 24, 2014, we reported on the financial statements of the Trust, as of and for the year ended September 30, 2014. On January 20, 2015, we were notified of our dismissal. We have read the Trust's statements, which we understand will be filed with the Commission pursuant to
Item 77K of Form N-SAR dated May 28, 2015, and we agree with such statements except that we are not in a position to agree or disagree with the Trust's statement that the Audit Committee of the Board of Trustees approved the dismissal of KPMG LLP or the engagement of Grant Thornton LLP.

Very truly yours,
(signed) /s/ KPMG LLP